BLACKROCK FUNDS II

100 Bellevue Parkway

Wilmington, Delaware 19809

August 14, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Funds II

Pre-Effective Amendment No. 1

Securities Act File No. 333-231804

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, BlackRock Funds II (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (File No. 333-231804) (the “Amendment”) so that the Amendment is declared effective at 9:00 a.m., Eastern Time, on August 16, 2019, or as soon as practicable thereafter. BlackRock Investments, LLC, the principal underwriter of the Registrant, hereby joins in its request for acceleration of the effectiveness of the Amendment.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness, and that such effectiveness also be confirmed in writing. Please call Jesse Kean of Sidley Austin LLP at (212) 839-8615.

Very truly yours,

BLACKROCK FUNDS II

By:	/s/ John Perlowski
Name:	John Perlowski
Title:	President and Chief Executive Officer

BLACKROCK INVESTMENTS, LLC

By:	/s/ Gregory Rosta
Name:	Gregory Rosta
Title:	Director and Chief Compliance Officer